UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Trulieve Cannabis Corp.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

89788c104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89788c104	13 G	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kim A. Rivers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,293,805 Subordinate Voting Shares
	6	SHARED VOTING POWER 986,700 Subordinate Voting Shares
	7	SOLE DISPOSITIVE POWER 16,293,805 Subordinate Voting Shares
	8	SHARED DISPOSITIVE POWER 986,700 Subordinate Voting Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,280,505 Subordinate Voting Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 89788c104	13 G	Page 3 of 4

ITEM 1(A).	NAME OF ISSUER

Trulieve Cannabis Corp. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

6749 Ben Bostic Road
Quincy, FL 32351

ITEM 2(A).	NAME OF PERSONS FILING

Kim A. Rivers (the “Reporting Person”).

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of the Reporting Person is c/o Trulieve Cannabis Corp., 6749 Ben Bostic Road Quincy, FL 32351.

ITEM 2(C)	CITIZENSHIP

Ms. Rivers is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Subordinate Voting Shares, no par value (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

89788c104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)   Amount beneficially owned by the Reporting Person: 17,280,505 Shares, consisting of (i) 81,479 Shares held directly, (ii) 159,867 Multiple Voting Shares held directly, (iii) 9,867 Multiple Voting Shares held by Traunch IV LLC (“Traunch IV”), over which the Reporting Person may be deemed to exercise voting and investment control, and (iv) 225,626 options to purchase Shares exercisable within 60 days of December 31, 2021 held directly. Multiple Voting Shares are convertible into Shares on a one-for-100 basis. Ms. Rivers disclaims beneficial ownership of the Shares held by Traunch IV, except to the extent of her pecuniary interest therein.

(b) Percent of class beneficially owned by the Reporting Person: 11.9%

(c)   Number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote of: 16,293,805, (ii) the shared power to vote or to direct the vote of: 986,700, (iii) the sole power to dispose or to direct the disposal of: 16,293,805, and (iv) the shared power to dispose or to direct the disposal of: 986,700.

The percentages of beneficial ownership stated herein and on the Reporting Person’s cover page to this Schedule 13G are based on a total of 128,587,173 Shares outstanding as set forth in the Issuer’s final prospectus, dated January 28, 2022, filed with the Securities and Exchange Commission on January 31, 2022, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP NO. 89788c104	13 G	Page 4 of 4

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Kim A. Rivers
Kim A. Rivers